UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

LM Funding America, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

502074404
(CUSIP Number)

Bruce Rodgers
c/o LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, Florida 33606
813-222-8996

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Bruce Rodgers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
191,687 (1)

	8	SHARED VOTING POWER
709,218 (2)

	9	SOLE DISPOSITIVE POWER
191,687 (1)

	10	SHARED DISPOSITIVE POWER
709,218 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.55% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes up to 103,658 shares that may be acquired pursuant to options which vest within 60 days of May 21, 2024 and excludes 83,333 shares that do not vest within 60 days of May 21, 2024.
(2)
Includes up to 673,333 shares that may be acquired upon the exercise of warrants held by an entity in which Mr. Russell has a beneficial interest, and through such interest may be deemed to have shared voting and dispositive power over such shares,

(3)
Based on 2,492,964 shares outstanding, 103,658 shares that may be acquired pursuant to options which are currently exercisable, and 673,333 shares that may be acquired pursuant to the exercise of warrants over which Mr. Russell may be deemed to have shared voting and dispositive power.

The following constitutes the Amendment No. 3 to Schedule 13D filed by the undersigned (the “Amendment”).
Item 1.	Security and Issuer.

This Amendment relates to the Common Stock, par value $0.001 per share (the “Shares”), of LM Funding America, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1200 West Platt Street, Suite 100, Tampa, FL 33606.

This Amendment is being filed to report a change in the ownership percentage of Bruce Rodgers as of May 21, 2024, as a result of the purchase by BRRR, LLC, a Delaware limited liability company (“BRRR”), of warrants to purchase Shares (the “Warrants”) pursuant to that certain Warrant Purchase Agreement by and between BRRR and Mint Capital Advisers Ltd., a Bahamian limited liability company (the “Purchase Agreement”). Mr. Rodgers, together with Mr. Richard Russell, has 100% voting control of BRRR, and, therefore, may be deemed to have shared voting and dispositive power over the Shares issuable upon the exercise of the Warrants. Pursuant to the Purchase Agreement, BRRR purchased 673,333 Warrants at a purchase price of $0.265 per Warrant, and each Warrant is immediately exercisable.

As a result, as of May 21, 2024, Mr. Rodgers has the right to acquire an additional 673,333 Shares of the Issuer.

Item 2.	Identity and Background.

(a) This statement is filed by Bruce Rodgers.

(b) The principal business address of Mr. Rodgers is 1200 West Platt Street, Suite 100, Tampa, Florida 33606.

(c) The principal business of Mr. Rodgers is serving as the Chairman, Chief Executive Officer, and President of the Issuer.

(d) Mr. Rodgers has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Rodgers has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rodgers is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby being amended to add the following information:

On May 21, 2024, BRRR, an entity over which Mr. Rodgers may be deemed to have shared voting and dispositive power, purchased Warrants to purchase 673,333 Shares of the Issuer from Mint at a purchase price of $0.265 per Warrant. The aggregate purchase price was approximately $178,333, and the Warrants have an exercise price of $30.00 per Share and are immediately exercisable. The Warrants will expire on October 19, 2026.

The foregoing description of the Warrant Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Purchase Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Reference is made to Item 1 and Item 3, which are hereby incorporated by reference.

All of the shares of Issuer Common Stock were acquired for investment purposes.  Mr. Rodgers intends to evaluate his holdings in the Issuer on an ongoing basis. Mr. Rodgers may, from time to time, acquire additional Shares or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Such decisions will be based on various factors, including, without limitation, market conditions, the price at which such Shares can be purchased or sold, the financial condition and prospects of the Issuer, general economic, financial, market and industry conditions, and Mr. Rodgers’ personal financial condition. Pursuant to Mr. Rodgers’ continued service as Chairman, President and Chief Executive Officer of the Issuer, Mr. Rodgers may receive future equity awards from the Issuer in accordance with the applicable compensation plans, as may be in effect from time to time.

As Chief Executive Officer of the Issuer, Mr. Rodgers is involved in the oversight and management of the Issuer and setting policy for the Issuer. Mr. Rodgers also participates, as the Chairman of the Board of Directors of the Issuer, in the consideration of, and taking action on, significant corporate events and opportunities involving the Issuer. As a result, from time to time he may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as otherwise described herein, Mr. Rodgers has no plan or proposal with respect to the Issuer in his capacity as a shareholder which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. Mr. Rodgers reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type referenced above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
 As of the date of this Amendment, Mr. Rodgers is deemed to beneficially own 900,905 Shares, which represents approximately 27.55% of the outstanding Shares based on 2,492,964 Shares outstanding, which is the total number of Shares outstanding as of the date of the filing of this Amendment. Mr. Rodgers has the sole power to vote and dispose of 191,687 Shares, which is comprised of (i) the 108,334 restricted Shares granted to Mr. Rodgers by the Issuer on April 20, 2023 (including 9,028 Shares held in the form of restricted shares that are subject to vesting), and (ii) the 83,333 Shares issuable upon the exercise of  options as of May 21, 2024. Mr. Rodgers has shared voting and dispositive power over 709,219 Shares, which includes (i) 673,333 Shares issuable upon the exercise of Warrants held by BRRR, an entity over which Mr. Rodgers may be deemed to have shared voting and dispositive power with Mr. Russell, (ii) 20,325 Shares issuable upon the exercise of stock options held by Ms. Carollinn Gould, the spouse of Mr. Rodgers, that are currently exercisable or exercisable within 60 days of the date of this Amendment, (iii) 15,415 Shares beneficially owned by CGR, LLC, which is owned by the Bruce M. Rodgers Revocable Trust and Carol Linn Gould Revocable Trust, (iv) 138 Shares beneficially owned by BRR Holding, LLC, an entity over which Mr. Rodgers and his spouse share voting and dispositive control, (v) 20 Shares beneficially owned by the Bruce M. Rodgers IRA, and (vi) 7 Shares beneficially owned by the Carollinn Gould IRA. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(c)	Except as described in this Amendment, Mr. Rodgers has not effected any transaction with respect to the Shares in the past 60 days.
(d)
To the best knowledge of Mr. Rodgers, Mr. Rodgers does not have and does not know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Shares beneficially owned by Mr. Rodgers.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Rodgers and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Warrant Purchase Agreement, dated May 20, 2024, by and between BRRR, LLC and Mint Capital Advisers Ltd.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2024

/s/ Bruce Rodgers Bruce Rodgers